Investor Presentation Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Number 333 – 224622 May 24, 2018

Forward - Looking Statements This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - l ooking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “might,” “approximately, ” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “seeks,” “may,” “should,” “could,” “would,” “will”, “future,” “likely,” “goal ,” “continue,” “appears,” “suggests,” “ongoing,” or, in each case, their negative or other variations thereon or comparable terminology, although not a ll forward - looking statements contain these words. Forward looking statements appear in a number of places throughout this presentation and incl ude statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things: our ab ility to implement our business plan; our ability to raise additional capital to meet our liquidity needs; our ability to generate product reven ues ; our ability to achieve profitability; our ability to obtain market acceptance; our ability to compete in the market; our ability to gain acceptance of customers for use of our products; our ability to rely on third - party researchers, manufacturers and payors; our ability to establish and maintain st rategic partnerships, including for the distribution of products; our ability to attract and retain sufficient qualified personnel; our ability to obt ain or maintain patents or other appropriate protection for our intellectual property; and our ability to adequately support future growth. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and beauty industry, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the fu tur e or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - look ing statement contained in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ mat erially from the forward - looking statements contained in this presentation. In addition, even if our results of operations, financial condition a nd liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentatio n, they may not be predictive of results or developments in future periods. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after th e date of this presentation, except as required by law. You should read carefully our “Cautionary Note Regarding Forward - Looking Statements” and the factors described in the “Risk Factors” sections of our registration statement that has been filed with the Securities and Exchange Commission (the “SEC”) t o better understand the risks and uncertainties inherent in our business. 2

Free Writing Prospectus Statement

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, filed on May 21, 2018, is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (646) 968-9355 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Intellectual Property Disclosure

This presentation contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.



DERMAdoctor®
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Offering Summary Issuer DERMAdoctor, Inc. Expected Offering Range $7.00 - $9.00 Offering Size 1,875,000 shares (100% Primary) Over - Allotment Option 15% (100% Primary) Pre / Post Shares Outstanding 3,000,000 / 4,875,000 Proposed Exchange / Symbol Nasdaq: DDOC Use of Proceeds Working Capital Needs - inventory, product development, marketing, sales, technology and to repay certain debt and accounts payable Sole Book - Runner ThinkEquity, a division of Fordham Financial Management, Inc. 4

Company Overview • Founded in 1998 as a pioneer in leveraging the internet to offer beauty and dermatology products online. • The DERMAdoctor prestige skincare brand was created in 2003 to fulfill consumers’ needs in products which did not exist or could be improved upon for skin concerns. • The DERMAdoctor brand is experiencing rapid growth: 30 products | 13 families | addresses diverse conditions | 2017 revenue >$8.8 million • Current distribution is to domestic retailers including over 700 brick - and - mortar locations, online stores, our e - commerce website, and through international distributors. • Strong brand momentum and future opportunities. 5

Key Management and Board of Directors Jeff Kunin, MD President and Chief Executive Officer Co - Founder Director, Chairman of the Board Board - certified Radiologist MD – University of Texas MBA – Wash U. in St. Louis Andrea Bielsker Chief Financial Officer Previous Experience: CFO, Great Plains Energy (GXP) Scout Mutual Funds, Board Member Audrey Kunin, MD Chief Creative Officer Co - Founder Director Board - certified Dermatologist MD – Medical College of Ohio Brad Hampton Independent Director CFO, Helzberg Diamonds Previous Experience: Sprint (S), Finance and Investor Relations Jim Hyde Independent Director CEO and Director, Hadley Investments Previous Experience : Sprint (S), President, Wholesale, Affiliates & Strategic Partnerships Ntelos (NTLS), President & CEO T - Mobile UK, CEO Victoria Barnard Independent Director President, Foot Traffic USA Just Born Quality Confections, Board Member Previous Experience: Hallmark Cards, VP Strategic Planning 6

• The Global Cosmetic Skincare Market was $130.7 billion in 2016* • The Global Skincare Market is expected to grow at a CAGR of 4.7% to 5.3% from 2017 to 2023* • The Asia Pacific, which includes China, is expected to dominate the world market with the Middle East and Africa growing at the highest compounded annual growth rate from 2017 to 2023* *Source: The Cosmetic Skin Care Market: Global Industry Analysis, Trends, Market Size and Forecasts to 2023. The Skincare Market is Large and Attractive 7

Our Brand Philosophy Customer Focused: • Our target customers are women between the ages of 18 to 65, college educated with above average household income • We utilize feedback from our consumer community to help guide our product development efforts • We educate consumers as to the unique attributes of our products; communicating product efficacy through product demonstrations; featuring our consumers instead of celebrities on our website and developing direct connections with our consumers • We seek to create packaging that is unique to our brand while being approachable and effective and communicating that skincare can be both elegant and powerful • We believe our customers view our brand as one which is o Trusted o Respected o Innovative o Effective Mix science and technology synergistically to provide non - irritating, effective and pleasing skincare products aimed at targeting overlooked or unfulfilled common skin concerns to meet our customers’ needs. 8

• All DERMAdoctor products are conceived by our product design team headed by our founder, Audrey Kunin, M.D. who is a board - certified dermatologist • Product development starts with a concept of what type of skin concern we will address • In conjunction with third - party laboratory teams, unique formulations and delivery systems are developed utilizing the latest technology • Formulas of lab samples go through many rounds of iterations to achieve optimal efficacy, opacity, texture, viscosity and other qualities • Extensive clinical and safety testing is done on sensitivity, allergy, stability and compatibility • All of our products are fragrance and dye free • We do not test on animals Science & Technology Based Development Process 9

A diversified portfolio of unique products to address a wide range of consumers’ most critical skincare concerns. 10 Product Results:

DERMAdoctor® *Products*

Family	Skincare Use	Products
AIN'T *misbehavin'*	Acne and Blemishes	Acne Cleanser Healthy Toner Acne Mask & Spot Treatment Acne Control Serum
calm cool & CORRECTED	Redness Sensitive Skin	Tranquility Cleanser Tranquility Cream
DD *cream*	Sunscreen Dry Skin Concealer	DD Cream
kakadu C	Wrinkles Anti-Aging	Brightening Daily Cleanser Vitamin C Serum Face Crème Eye Soufflé Detox Mask Intensive Vitamin C Peel Pad Evening Oil
KP *duty*	Keratosis Pilaris Dry Skin	Moisturizing Therapy Body Scrub Body Peel Pads
MED *e* TATE	Sweating Hyperhidrosis	Antiperspirant Wipes
PHOTODYNAMIC *therapy*	Sun Protection Wrinkles	3 in 1 Facial Lotion Energizing Eye Renewal Cream
physical CHEMISTRY	Wrinkles Discoloration Enlarged Pores	Facial Microdermabrasion + Multiacid Peel
PICTURE *porefect*	Enlarged Pores Oily Skin	Pore Minimizer
POETRY *in lotion*	Discoloration Wrinkles	Intensive 1% Retinol
shrinking BEAUTY	Dry Skin	Shrinking Beauty Lotion
TOTAL *nonscents*	Sweating	Ulta-Gentle Antiperspirant Ulta-Gentle Brightening Antiperspirant
wrinkle REVENGE	Wrinkles Sensitive Skin	Antioxidant Enhanced Glycolic Acid Facial Cleanser Rescue & Protect Eye Balm Rescue & Protect Facial Crème Ultimate Hyaluronic Serum



DERMAdoctor®
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12 Anti - Aging

Body 13

Acne 14

DERMAdoctor Kakadu C Evening Oil “2018 Spring Beauty O - Ward” AWARDS DERMAdoctor KP Duty Scrub “ 2017 BRIDES Beauty Award ” Recipient of Multiple National Awards 15

PRINT “Refresh, revive” DERMAdoctor KP Duty Body Peel DERMAdoctor Kakadu C Peel Pads “The GUIDE |Beauty : Facial Peels ” Editorial Print 16

ONLINE “This cleanser might be the only beauty product I’ll ever repurchase” Editorial Online 17

Retail E - Commerce International Brick - and - Mortar Online Only Home Shopping & Specialty Boutiques Physician’s Offices Salons & Spas Asia (Distributor) Central America (Distributor) Middle East (Distributor) Distribution Channels 18 44%* 26%* 30%* *2017 percentage of sales

E - Commerce: 19 500k+ total visitors to our website and 2,000,000+ page views in 2017

International: • United Kingdom • Middle East: • Kuwait • UAE • Asia: • China • Hong Kong • Central America • Guatemala 20 New Potential Growth Opportunities including: – Germany – Italy – Sweden – Australia – Switzerland – Austria – Canada – India

Multifaceted Customer Awareness Campaigns TV Public Relations (PR) Print Internet 21 National News Local News Talk Shows Paid Search Organic Search Affiliate Program Retargeting Social Media Print Television Radio Web Awards In - Store Events Advertising Editorial

Boise, Idaho Anchorage, Alaska Albuquerque, New Mexico Phoenix, Arizona Denham Springs, Louisiana In - Store Events 22

SOCIAL Social Media Presence 23

SOCIAL User Generated Content 24

SOCIAL Influencer Marketing Rachel Talbott 970K YouTube Subscribers 191K Instagram Followers Kathleen Lights 3.3M YouTube Subscribers 1.9M Instagram Followers SamySweetPassion 34.2K Instagram Followers PedalonBeauty 11.1K Instagram Followers CoffeeBreakwithDani 444K YouTube Subscribers 168K Instagram Followers Rachel.Lankford 3K Instagram Followers 25

BROADCAST Evine beauty experience TM Direct to Consumer Television 26

• Accelerate Pace of New Product Development o 28% of 2017 net sales were from products launched in the past 3 years • Expand Domestic Market Penetration o Draw new customers to the brand o Encourage current consumers to use more DERMAdoctor ® products o Grow retail relationships • Drive Additional Traffic to our Website o Affiliate marketing o Social Media o Search, both organic and paid • Expand our Global Business o Register additional products in other countries o Enter into new foreign distributor agreements o Grow our retail presence in Europe Growth Opportunities 27

Financial Highlights +36% +33% 28 2018 - Q1

Consolidated Statement of Operations Summary 29 *Includes cost of sales of $89,785, $89,905, $18,170 and $18,665, and operating expenses of $114,820, $133,707, $27,818 and $27,315 attributable to 1901 McGee, LLC, a consolidated variable interest entity, for the years ended December 31, 2016 and 2017, and for the three months ended March 31, 2017 and 2018, respectively. Rent expense of $198,952, $201,902, $50,470 and $51,984, and for the years ended December 31, 2016 and 2017, and for the three months ended March 31, 2017 and 2018, respectively, paid from the DERMAdoctor, LLC to 1901 McGee, LLC is eliminated upon consolidation. Years ended December 31, 3 months ended March 31, 2016 2017 2017 2018 Net sales $6,474,861 $8,808,674 $ 1,474,059 $1,711,291 Cost of sales* 2,902,349 4,062,563 787,849 707,376 Gross profit 3,572,512 4,746,111 686,210 1,003,915 Total expenses* 5,430,936 5,014,986 1,116,862 1,190,795 Loss from operations (1,858,424) (268,875) (430,652) (186,880) Net loss (2,023,233) (456,356) (476,950) (249,036) Net loss attributable to DERMAdoctor, LLC ($1,897,264) ($345,083) ($459,433) ($233,395) Recent Developments - Costco Purchase Order In the first quarter of 2018, we received an order from Costco for the purchase of one of our products for a special promotion. This order was fulfilled in early April 2018. We expect this order to contribute approximately $1.5 million to net sales when recorded in the second quarter of 2018.

Consolidated Balance Sheet Summary 30 *At March 31, 2018, $27,172 of current assets, $2,952,934 of property and equipment, net, $122,239 of current liabilities, $2,528,902 of mortgage payables, net of current portion are attributable to 1901 McGee, LLC, a consolidated variable interest entity. as of March 31, 2018 ASSETS Total current assets* $ 3,125,499 Property and equipment, net* 2,958,884 Total assets $ 6,084,383 LIABILITIES AND MEMBER'S DEFICIENCY Total current liabilities* $ 2,635,739 Long - term related party note payable 1,600,000 Long - term mortgage payable* 2,528,902 Total Liabilities $ 6,764,641 Redeemable membership interest 1,270,000 Member's deficiency (2,261,895) Noncontrolling interests 311,637 Total deficiency (1,950,258) Total liabilities, redeemable membership interest and deficiency $ 6,084,383

Capitalization Table * 31 Common shares outstanding pre - IPO 3,000,000 Common shares offered 1,875,000 Restricted stock awards 0 Options 0 Warrants 0 Preferred shares 0 Total 4,875,000 *Assuming 1,875,000 shares issued in the IPO and excluding the overallotment option, underwriter’s warrants, and shares Reserved for future issuance under our 2018 Equity Incentive Plan.

Use of Proceeds 32 Repay Bridge Notes $ 190,000 Pay Down Accounts Payable $ 500,000 Purchase Additional Inventory $ 1,000,000 Expand Product Development and Marketing $ 1,500,000 Upgrade Systems and Infrastructure $ 300,000 Working Capital & General Corporate Purposes Remaining

We have 15 years of brand recognition in the large and growing skincare market • We have a diversified portfolio of unique products to address a wide range of consumers most critical skincare concerns • We have broad and growing distribution of our products to domestic retailers, both brick & mortar and online, through our e - commerce website and in international markets • We have an experienced management team and board of director nominees • We have significant growth opportunities o New product development o Increase penetration in existing markets o Drive additional traffic to our website o Expand our global presence Investment Highlights 33